April 9, 2020

Max P. Bowman
Chief Financial Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Avenue
Jackson, MS 39209

       Re: Cal-Maine Foods, Inc.
           Form 10-K for the Fiscal Year Ended June 1, 2019
           Filed July 22, 2019
           File No. 001-38695

Dear Mr. Bowman:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences